As filed with the Securities and Exchange Commission on March 17, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

BlackRock Debt Strategies Fund, Inc.

(Name of Issuer)

BlackRock Debt Strategies Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

09255R202

(CUSIP Number of Class of Securities)

John Perlowski

BlackRock Debt Strategies Fund, Inc.

55 East 52nd Street

New York, New York 10055

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019—6099	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$27,030,454(a)	$3,508.55(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 2,470,791 shares of common stock in the offer based upon a price of $10.94 (98% of the net asset value per share on March 11, 2020).

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by BlackRock Debt Strategies Fund, Inc., a Maryland Corporation (the “Fund”), to repurchase 5% of its issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the Shares are traded, on the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2020 (the “Offer to Repurchase”), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is BlackRock Debt Strategies Fund, Inc., a diversified closed-end management investment company, organized as a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The telephone number of the Fund is (800) 882-0052.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share. As of March 11, 2020, there were 49,415,828 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the NYSE. The Fund began trading on the NYSE on March 27, 1998. For information on the high and low closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each quarter for the past two calendar years, see Section 10, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) The Fund is the filing person. The information set forth in the Offer to Purchase under “Certain Information about the Fund” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Fund”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Directors and Officers; Transactions and Arrangement Concerning the Shares”

•	“Certain Information about the Fund”

•	“Certain U.S. Federal Income Tax Consequences”

•	“Amendments; Extensions of Repurchase Period; Termination”

•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer;” “Plans or Proposals of the Fund,” “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information About the Fund” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated March 17, 2020.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on March 2, 2020 (1)

(a)(5)(ii)	Press release issued on March 17, 2020*

(b)	None.

(d)(1)	Automatic Dividend Reinvestment Plan (2)

(d)(2)	Amended and Restated Investment Management Agreement between the Registrant and BlackRock Advisors, LLC (2)

(d)(3)	Form of Sub-Advisory Agreement between the Registrant, BlackRock Advisors, LLC and BlackRock International Limited*

(d)(4)	Second Amended and Restated Deferred Compensation Plan (2)

(d)(5)	Transfer Agency and Service Agreement, Side Agreement and Fee Letter between the Registrant and Computershare Trust Company, N.A. and Computershare Inc. (3)

(d)(6)	Administration and Fund Accounting Services Agreement between the Registrant and State Street (4)

(d)(7)	Master Custodian Agreement between the Registrant and State Street (4)

(d)(8)	Credit Agreement between the Registrant and State Street (5)

(d)(9)	Amendment No. 3 to the Credit Agreement between the Registrant and State Street (2)

(d)(10)	Form of Amendment No. 4 to the Credit Agreement between the Registrant and State Street (6)

(g)	None.

(h)	None.

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on March 2, 2020.
(2)	Incorporated by reference to the corresponding Exhibits to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on June 11, 2014.
(3)	Incorporated by reference to the corresponding Exhibit to Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed with the SEC on May 22, 2015.
(4)	Incorporated by reference to the corresponding Exhibits to the Registrant’s Schedule TO-I, as filed with the SEC on March 15, 2019.
(5)	Incorporated by reference to Exhibits 13(a)-(d) to the Registrant’s Registration Statement on Form N-14, as filed with the SEC on September 9, 2013.
(6)	Incorporated by reference to the corresponding Exhibits to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed with the SEC on October 9, 2014.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Debt Strategies Fund, Inc.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

Dated: March 17, 2020

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated March 17, 2020.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(5)(ii)	Press release issued on March 17, 2020.

(d)(3)	Form of Sub-Advisory Agreement between the Registrant, BlackRock Advisors, LLC and BlackRock International Limited.